UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
______________

Norstan, Inc.

(Name of Subject Company (Issuer))

SF Acquisition Co. (offeror)
a wholly owned subsidiary of
Black Box Corporation

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.10 par value per share
Common Stock Purchase Rights

(Title of Class of Securities)

Common Stock: 656535101

(CUSIP Number of Classes of Securities)

Christopher H. Gebhardt, Esq.	Copies to:
General Counsel
Black Box Corporation
1000 Park Drive	Ronald Basso, Esq.
Lawrence, Pennsylvania 15055	Buchanan Ingersoll PC
(724) 746-5500	One Oxford Centre

(Name, address and telephone number of person	301 Grant Street, 20th Floor
authorized to receive notices and communications	Pittsburgh, Pennsylvania 15219-1410
on behalf of filing person)	(412) 562-8800

CALCULATION OF FILING FEE

Transaction Value* $82,882,380.80	Amount of Filing Fee** $9,755.26

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,755.26	Filing Parties: Black Box Corporation and SF Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☑	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the estimated transaction value assumes the purchase of 13,821,679 shares of common stock and associated common stock purchase rights (collectively, the “Shares”), which is the number of Shares outstanding as of December 20, 2004, at the tender offer price of $5.60 per Share. The calculation also assumes payment for (i) 1,268,696 Shares, the estimated number of Shares underlying outstanding in-the-money options, at a price per share equal to the tender offer price of $5.60 less $2.97, the estimated average exercise price of the options, and (ii) 505,733 Shares, the estimated number of Shares underlying outstanding in-the-money warrants, at a price per share equal to the tender offer price of $5.60 less $1.36, the estimated average exercise price of the warrants.

** The amount of the filing fee, calculated in accordance with Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2005, originally filed with the SEC on December 23, 2004, relating to the offer by SF Acquisition Co., a Minnesota corporation (“Purchaser”) and wholly owned subsidiary of Black Box Corporation, a Delaware corporation (“Black Box” or “Parent”), to purchase all of the issued and outstanding shares of common stock, $0.10 par value per share, of Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”), including any associated common stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of April 1, 1998, between Norstan and Norwest Bank Minnesota, National Association, as amended, at a purchase price of $5.60 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes). The terms and conditions of such offer are described in the Offer to Purchase, dated December 23, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Statement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

     Items 1 through 9 and Item 11 of the Statement which incorporate by reference the information contained in the Offer to Purchase are hereby amended as set forth below.

     1. On page 13 of the Offer to Purchase, the second paragraph of Section 2 – “Acceptance for Payment and Payment for Shares” is hereby amended and restated in its entirety as follows: “If Purchaser includes a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period and tendering shareholders will not have withdrawal rights during any Subsequent Offering Period.”

     2. The caption to Section 5 of the Offer to Purchase and all references thereto are hereby amended so that they read “Material United States Federal Income Tax Consequences.” The first sentence of the first paragraph under such caption on page 18 of the Offer to Purchase is hereby amended and restated in its entirety as follows: “The following is a summary of material United States federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are, respectively, sold pursuant to the Offer or converted into the right to receive cash in the Merger.”

     3. Beginning on page 40 of the Offer to Purchase, the second paragraph under the caption “New Severance Agreements” (which is contained in Section 13 – “The Merger Agreement and Other Agreements”) is hereby amended and restated in its entirety as follows: “The Term Sheets provide that the Executives will continue to receive their existing base salaries through the fiscal year ending April 30, 2006 and will be eligible for bonuses which may be awarded pursuant to bonus, incentive or similar plans. The Term Sheets also provide that, subject to Black Box stockholder approval, the foregoing Executives will receive grants of non-qualified stock options to purchase shares of common stock of Black Box in the amount of 20,000 shares (50,000 shares in the case of Mr. Christian), each with a three-year vesting schedule and an exercise price equal to the fair market value of Black Box common stock on the date of grant.”

     4. On page 41 of the Offer to Purchase, the fourth paragraph under the caption “New Severance Agreements” (which is contained in Section 13 – “The Merger Agreement and Other Agreements”) is hereby amended and restated in its entirety as follows: “Under the New Severance Agreements, each of the Executives will receive a retention bonus for remaining in the employ of the Surviving Corporation after the Merger. Mr. Christian’s retention bonus will be $714,000, payable in three installments of $238,000 each. The other Executives will receive a retention bonus in an amount equal to 50% of the amount payable under their existing severance agreements upon a qualifying change of control. Mr. Vold’s retention bonus will be $300,000, payable in four equal installments of $75,000 each. Ms. Warner’s retention bonus will be $138,750, payable in three equal installments of $46,250 each. Mr. Laughlin’s retention bonus will be $150,000, payable in three equal installments of $50,000 each. Mr. Anderson’s retention bonus will be $127,500, payable in three equal installments of $42,500 each. Mr. Perry’s retention bonus will be $131,250, payable in three equal installments of $43,750 each. Each

Executive, other than Mr. Christian, is subject to a one-year non-competition and non-solicitation agreement effective upon termination of employment. Mr. Christian will be subject to a two-year non-competition and non-solicitation agreement effective upon termination of employment.”

     5. On page 47 of the Offer to Purchase, the first paragraph of Section 17 – “Fees and Expenses” is hereby amended and restated in its entirety as follows: “Purchaser has retained Georgeson Shareholder Securities as Dealer Manager, Georgeson Shareholder Communications, Inc. as the Information Agent (collectively, “Georgeson”) and Wells Fargo Bank, N.A. (“Wells Fargo”) as Depositary and Paying Agent in connection with the Offer. The Dealer Manager and the Information Agent may contact Norstan shareholders by mail, telephone, telex, telegraph and personal interview, and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Georgeson will be paid a base fee of $40,000 for their services and may earn an additional $20,000 success fee in the event that at least 90% of the Shares are tendered in the Offer and not withdrawn. Wells Fargo will be paid administrative and maintenance fees of approximately $25,000 and reasonable and customary transaction and processing fees for their services. Black Box has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2005	BLACK BOX CORPORATION

	By:	/s/ Michael McAndrew

	Name:	Michael McAndrew
	Its:	Chief Financial Officer